SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                 _________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                             THE GILLETTE COMPANY
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           (Exact name of registrant as specified in its charter)

                    Delaware                            04-1366970
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     (State of incorporation or organization)     (IRS Employer
                                                  Identification No.)

     4800 Prudential Tower Building, Boston, Massachusetts     02199
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     (Address of principal executive offices)               (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          to be so registered           each class is to be registered
          -------------------           ------------------------------
     Preferred Stock Purchase Rights    New York Stock Exchange, Inc.
                                        Boston Stock Exchange, Inc.
                                        Chicago Stock Exchange
                                             Incorporated
                                        The Pacific Stock Exchange
                                             Incorporated

          If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
     Instruction A.(c)(1), please check the following box.  [  ]

          If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
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                              (Title of class)



               INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Item 1.   Description of Securities to be Registered.

               On December 14, 1995, the Board of Directors of The Gillette Company (the "Company") renewed its existing Rights Agreement, dated as of November 26, 1986, as amended and restated as of January 17, 1990, between the Company and The First National Bank of Boston (the "Existing Rights Agreement") and declared a dividend distribution of one Right for each share of the Company's common stock, par value $1.00 per share (the "Common Stock"), and 40 Rights for each share of the Company's Series C ESOP Convertible Preferred Stock, no par value per share (the "Series C Preferred Stock"), outstanding upon the "Expiration Date" under the Existing Rights Agreement (the "Record Date"). The Record Date is expected to occur on December 9, 1996, but may occur in advance of that time under certain circumstances. Each Right will replace the preferred stock purchase rights outstanding under the Existing Rights Agreement and initially entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, of the Company (the "Preferred Stock"), or in certain circumstances, to receive cash, property, Common Stock or other securities of the Company, at a purchase price (the "Purchase Price") of $225.00 per one ten-thousandth a share of Preferred Stock, subject to adjustment (the "Rights"). The description and terms of the Rights are set forth in a Renewed Rights Agreement (the "Renewed Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent. Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Renewed Rights Agreement.

               Initially, the Rights will be attached to all certificates representing shares of Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days (or such specified or unspecified later date as the Company's Board of Directors may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions (an "Acquiring Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date") or (ii) 10 business days (or such specified or unspecified later date as the Company's Board of Directors may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person.

               Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Stock and Series C Preferred Stock, respectively, and will be transferred with and only with such Common Stock certificates and (ii) the surrender for transfer of any certificates for Common Stock or Series C Preferred Stock, as the case may be, outstanding will also constitute the transfer of the Rights associated with the Common Stock or Series C Preferred Stock, as the case may be, represented by such certificates.

               The Rights are not exercisable until the Distribution Date and will expire on December 14, 2005 (the "Final Expiration Date"), subject to extension, unless earlier redeemed or expired under the terms of the Renewed Rights Agreement.

               As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock and Series C Preferred Stock as of the close of business on the Distribution Date, and from and after the Distribution Date, the separate Rights Certificates alone will evidence the Rights. Except as otherwise required by the Renewed Rights Agreement or determined by the Board of Directors of the Company, only shares of Common Stock and Series C Preferred Stock issued prior to the Distribution Date will be issued with Rights.

               In the event (a "Flip-In Event") a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Company's Outside Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "fair offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-In Event, all Rights that are, or (under certain circumstances specified in the Renewed Rights Agreement) were, beneficially owned by certain Acquiring Persons (or by certain related parties) will be null and void in the circumstances set forth in the Renewed Rights Agreement.
     However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

               In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (with certain exceptions) and the Company shall not be the surviving entity or (ii) the Company shall take part in a merger or other business combination transaction (with certain exceptions) in which all or part of the outstanding shares of Common Stock are changed or exchanged or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the Purchase Price of the Right.

               The Purchase Price payable and the number of shares of Preferred Stock (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock or
     (iii) upon distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Preferred Stock upon the exercise of any Right or Rights (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock). In lieu thereof, a cash payment may be made, as provided in the Renewed Rights Agreement.

               At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment, payable, at the option of the Company, in cash, Common Stock or such other consideration as the Board of Directors may deem appropriate. Immediately upon the effectiveness of the action of the Company's Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

               The terms of the Rights, other than key financial terms and the date on which the Rights expire, may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Renewed Rights Agreement may be amended by the Board of Directors of the Company only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Renewed Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable; and provided further, however, that, notwithstanding the foregoing, the Board of Directors of the Company may amend the Renewed Rights Agreement to increase the Purchase Price or extend the Final Expiration Date of the Rights at any time prior to the
     (i) existence of an Acquiring Person or (ii) commencement of a tender or exchange offer that would result in a person becoming an Acquiring Person.

               As of October 31, 1996, there were 446,146,979 shares of Common Stock outstanding, 115,384,692 shares of Common Stock in the Company's treasury and 158,699.7083 shares of Series C Preferred Stock outstanding. As of October 31, 1996, there were 26,689,017 shares of Common Stock reserved for issuance pursuant to convertible securities and under employee benefits plans.
     Each share of Common Stock outstanding on the Record Date will receive one Right, and each share of Series C Preferred Stock outstanding on the Record Date will receive 40 Rights. As long as the Rights are attached to the Common Stock and Series C Preferred Stock, the Company will issue one Right for each share of Common Stock and 40 Rights for each share of Series C Preferred Stock, in either case issued between the Record Date and the Distribution Date, so that all such shares will have attached Rights. 400,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

               The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on an unsolicited basis without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

               The form of Renewed Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

     Item 2.   Exhibits.

               1. Form of Renewed Rights Agreement, dated as of December 14, 1995, between The Gillette Company and The First National Bank of Boston (which includes as Exhibit B thereto the Form of Rights Certificate)*




     --------------------------
     * Incorporated herein by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated December 18, 1995 (File No. 001-00922).




                                 SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   THE GILLETTE COMPANY

     Dated: November 4, 1996       By /s/ Thomas F. Skelly
                                      ---------------------------
                                      Thomas F. Skelly
                                      Senior Vice President,
                                        Finance



                             INDEX TO EXHIBITS

     Exhibit
     No.       Exhibit
     -------   -------
       1.      Form of Renewed Rights Agreement,
               dated as of December 14, 1995, between
               The Gillette Company and The First
               National Bank of Boston (which includes as
               Exhibit B thereto the Form of Rights
               Certificate)*



     -------------------------
     * Incorporated herein by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated December 18, 1995 (File No. 001-00922).